UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            Dov Pharmaceutical, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    259858108
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP No. 259858108                     13G                   Page 2 of 8 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge International LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    13,291,218 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    13,291,218 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         13,291,218 shares of Common Stock
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         11.92%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (see instructions)
         OO
-----------------------------------------------------------------------

CUSIP No. 259858108                      13G                   Page 3 of 8 Pages

     ------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    13,291,218 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    13,291,218 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         13,291,218 shares of Common Stock
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         11.92%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (see instructions)
         OO
-----------------------------------------------------------------------

CUSIP No. 259858108                     13G                   Page 4 of 8 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Glenn Dubin
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    13,291,218 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    13,291,218 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         13,291,218 shares of Common Stock
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         11.92%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (see instructions)
         IN
-----------------------------------------------------------------------

CUSIP No. 259858108                      13G                   Page 5 of 8 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Henry Swieca
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    13,291,218 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    13,291,218 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         13,291,218 shares of Common Stock
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         11.92%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (see instructions)
         IN
-----------------------------------------------------------------------

CUSIP No. 259858108                      13G                   Page 6 of 8 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on June 8, 2007 (as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock") of Dov Pharmaceutical, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of the date of this filing, each of the Reporting Persons may be deemed the beneficial owner of 13,291,218 shares of Common Stock held by Highbridge International LLC. However, after converting shares of preferred stock into 13,295,418 shares of Common Stock, Highbridge International LLC used 4,200 shares of Common Stock to return borrowed shares in connection with short sales entered into prior to the time the Reporting Person became subject to the reporting obligations of Section 13 of the Act.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is a the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC.


            (b) Percent of class:

         The Company's Quarterly Report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 13, 2008, indicates there were 111,512,764 shares of Common Stock outstanding as of November 3, 2008. Therefore, based on the Company's outstanding shares of Common Stock, each of Highbridge International LLC, Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 11.92% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote

                           0

                      (ii) Shared power to vote or to direct the vote

                           See Item 4(a)

                     (iii) Sole power to dispose or to direct the disposition of

CUSIP No. 259858108                      13G                   Page 7 of 8 Pages

                      (iv) Shared power to dispose or to direct the disposition
                           of

                                 See Item 4(a)

CUSIP No. 259858108                      13G                   Page 8 of 8 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2009

HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

By: /s/ John Oliva                            By: /s/ John Oliva
----------------------------                  ---------------------------
Name: John Oliva                              Name: John Oliva
Title: Managing Director                      Title: Managing Director




/s/ Glenn Dubin                               /s/ Henry Swieca
----------------------------                  ---------------------------
GLENN DUBIN                                   HENRY SWIECA